EXHIBIT A

Värde Partners, Inc. 609 Main Street Suite 3925 Houston, TX 77002

+1 713-335-4470 main +1 713-335-4487 fax www.varde.com

January 10, 2020

Special Committee of the Board of Directors

Lilis Energy, Inc.

201 Main Street, Suite 700

Fort Worth, Texas 76102

Attn:	Members of the Special Committee (the “Special Committee”) of the Board of Directors of Lilis Energy, Inc. (the “Board”)

Re:	Possible acquisition of all outstanding publicly held shares of common stock of Lilis Energy, Inc.

Ladies and Gentlemen:

Värde Partners, Inc., on behalf of certain of its affiliated private funds and investment vehicles (“Värde”), is pleased to submit this non-binding offer (this “Non-Binding Offer”) to Lilis Energy, Inc. (“Lilis” or the “Company”) regarding a possible transaction pursuant to which an affiliate of Värde (“Värde SPV”) would acquire all of the outstanding shares of common stock of Lilis (“Common Stock”) not already owned by Värde and its affiliates (the “Transaction”), as described in more detail below.

Värde and certain of its affiliates beneficially own, as of January 10, 2020, in the aggregate on an as-converted and voting basis, 49,291,099 shares of Common Stock, representing approximately 42.0% of the total shares of Common Stock of Lilis, and all of the issued and outstanding shares of Series C-1 Participating Preferred Stock, Series C-2 Participating Preferred Stock, Series D Participating Preferred Stock, Series E Convertible Participating Preferred Stock and Series F Participating Preferred Stock. Subject to confirmatory due diligence and the negotiation and execution of a definitive agreement containing terms and conditions customary for a transaction of the type set out in this letter and based on the current capitalization of Lilis, we are pleased to offer $0.25 in cash in exchange for each issued and outstanding share of Common Stock of Lilis as of the date of this Non-Binding Offer that is not directly owned by Värde and its affiliates.

Although we have been and remain supportive of the Special Committee’s work in exploring strategic alternatives, we believe that mounting liquidity concerns necessitate prompt action. Our proposed Transaction will enable the Company to address these and other concerns and forge a definitive, positive path forward for itself and its shareholders. Further, this Transaction presents an opportunity for Lilis shareholders to realize all-cash consideration for their shares of Common Stock at a fair price in this extremely challenging and volatile market. These opportunities may not otherwise be available given continuing issues facing Lilis and the industry and the lack of known viable and timely sale or third party financing opportunities. Accordingly, we believe the Transaction offers the best path forward for Lilis and its shareholders as compared to other strategic alternatives that may not be in the best interests of the Company and may ultimately be dilutive or value destructive to the shareholders.

1. Structure.

The Transaction would be structured as a merger between Lilis and a subsidiary of Värde SPV, with Lilis surviving the merger as a wholly owned subsidiary of Värde SPV.

2. Process and Timeline.

This Non-Binding Offer will expire on February 17, 2020. While we expect that the Special Committee will evaluate and negotiate the proposed Transaction with its independent advisors, we believe that time is of the essence. Given our familiarity with the Company, we believe we can complete our confirmatory due diligence in an expedited manner once we are provided the appropriate information. We anticipate negotiating definitive documentation while progressing due diligence, with the aim of entering into a merger agreement expeditiously. We understand that the Special Committee will continue its efforts to explore strategic alternatives consistent with the liquidity needs and timing of the Company, but we believe the Transaction presents the best opportunity for Lilis and its shareholders.

In connection with the proposed Transaction and delivery of this Non-Binding Offer, Värde also requests that the Special Committee facilitate communications among Lilis, its lenders and Värde to discuss the Transaction and the optimal post-Transaction capitalization of Lilis.

3. Key Assumptions.

The principal terms set out above are based on the following key assumptions:

(a)

Värde SPV and Lilis would enter into a definitive merger agreement or other similar agreement (the “Definitive Agreement”) that would set out all of the terms and conditions relevant to the Transaction.

(b)	Värde SPV would obtain customary debt and equity financing on reasonable terms, which Värde expects to procure on an expedited basis and prior to signing.

(c)

The Transaction would be subject to customary closing conditions, such as customary regulatory and third party approvals (if required), a bring down of fundamental representations and warranties, absence of a material adverse effect and performance of covenants, among others.

(d)	The Transaction would be subject to the recommendation of the Special Committee and final approval by the Board and the Värde Investment Committee.

(e)	The closing of the Transaction would be subject to approval by the requisite Lilis shareholders.

4. Disclosures.

Monday morning, Värde and its affiliates intend to file an amended Schedule 13D as required under applicable securities laws and regulations, which such filing will disclose this Non-Binding Offer.

5. Legal Effect.

This Non-Binding Offer is not intended to, and does not, constitute or create any legally binding obligations or liabilities (including as to negotiations) on the part of Värde or any of its affiliates. A binding obligation of Värde or any of its affiliates to effect the Transaction shall be created only upon the execution and delivery by Värde SPV and Lilis of a Definitive Agreement. Värde and its affiliates reserve their right to withdraw this Non-Binding Offer at any time, for any reason, at their sole discretion. We continue to evaluate all options as a stockholder of Lilis and reserve all rights with respect thereto and under the Waiver Agreement dated December 10, 2019.

Värde is well positioned to negotiate and complete the Transaction, including obtaining any required financing, in an expeditious manner. After receipt of this Non-Binding Offer and, if this Non-Binding Offer is acceptable to Lilis, Värde and its affiliates, together with their advisors, are prepared to begin negotiating the Definitive Agreement and any related agreements with Lilis and the Special Committee in respect to the Transaction.

We look forward to receiving the Special Committee’s response to this Non-Binding Offer and stand prepared to discuss our analysis of the potential Transaction with the Special Committee and its advisors and any other representatives of Lilis and the Special Committee at their convenience.

[Signature Page Follows]

Sincerely,

VÄRDE PARTNERS, INC., on behalf of certain of its affiliated private funds and investment vehicles

By:	/s/ Markus Specks
Name:	Markus Specks
Title:	Managing Director

[Signature Page to Non-Binding Offer]